U S A   V I D E O   I N T E R A C T I V E   C O R P.

October 1st, 2010

US Securities and Exchange Commission

450 Fifth Street NW

Washington, DC

20549

Attention:  Lisa Sellars, Division of Corporation Finance

Dear Sirs:

Re:

USA Video Interactive Corp.

Item 4.01 Form 8-K/A

Filed September 24, 2010

File No. 000-29651

Pursuant to your letter dated September 28th, 2010 we enclose the Form 8-K/A, which has been amended to address your comment.

We trust you will find the attached satisfactory.

Yours truly,

USA VIDEO INTERACTIVE CORP.

“Anton  J. Drescher”

Anton (Tony) J. Drescher

Director

#507, 837 West Hastings Street

((604) 685-1017

Vancouver, BC   V6C 3N6

Fax (604) 685-5777